UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Company”) (B3: VIVT3; NYSE: VIV), in the form and for the purposes of Article 157, Paragraph 4th, of law No. 6,404/1976 and pursuant to CVM Resolution 44/2021, hereby informs its shareholders and the market in general that, on this date, the Company’s Board of Directors approved an amendment to the Share Buyback Program of its own issuance for the years 2024 and 2025 (“Program”).

The Program was amended in order to increase the maximum amount of resources that may be used for share buybacks from R$1.0 billion to R$1.5 billion, while maintaining all other terms and conditions of the Program, as disclosed in the Minutes of the Board of Directors Meeting of March 4th, 2024, and in the material fact of March 5th, 2024, except for the number of shares (i) in circulation, (ii) held in treasury and (iii) to be acquired, which have been updated due to the time elapsed since the approval of the Program.

The Program, as amended, includes the following:

(i) Program Objective: Acquisition of common shares issued by the Company for treasury purposes, future cancellation or sale, with no reduction in capital stock, for the intention of increasing shareholder value through the efficient application of available cash resources, optimizing the Company’s capital allocation;

(ii) Resources: The share buybacks will be carried out through the use of resources available in statutory profit reserve and may also use the result obtained in the current fiscal year, in accordance with Article 8, Paragraph 1st, clauses I and II, of CVM Resolution 77/2022. The maximum amount to be used in the Program is R$1.5 billion (one billion and five hundred million reais);

(iii) Term: The Program began on March 5th, 2024, and will end on March 4th, 2025;

(iv) Price and acquisition method: The acquisitions shall be made in the Stock Exchange (B3 – Brasil, Bolsa e Balcão), at market prices;

(v) Number of shares to be acquired: Considering the record date of July 31st, 2024, the maximum number of shares that may be acquired, according to the legal limit, is 30,332,692 common shares already deducted by the 10,499,456 shares held in treasury;

(vi) Intermediary Financial Institutions: The buybacks operations carried out under the Program may be intermediated by the following financial institutions: (i) Ágora Corretora de Títulos e Valores Mobiliários S.A. (current trade name of Bradesco S.A. CTVM); (ii) BTG Pactual Corretora de Títulos e Valores Mobiliários S.A.; (iii) Itaú Corretora de Valores S.A.; (iv) Santander Corretora de Câmbio e Valores Mobiliários S.A.; and (v) XP Investimentos CCTVM S.A.

Information about the Program, including those required under CVM Resolution 77/2022, CVM Resolution 44/2021, and CVM Resolution 80/2022, are available to shareholders at the Company’s headquarters and website (ri.telefonica.com.br), as well as on CVM and the Stock Exchange (B3 – Brasil, Bolsa e Balcão) websites.

São Paulo, August 30th, 2024.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430 3687

Email: ir.br@telefonica.com

Website: ri.telefonica.com.br/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 30, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director